Exhibit 99.1

Golden Star Achieves 2017 Production Guidance and Provides Guidance for 2018

38% increase in gold production in 2017 compared to 2016

TORONTO, Jan. 11, 2018 /CNW/ - Golden Star Resources (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce its production results for the fourth quarter and full year ("FY") of 2017 and its guidance for FY 2018.

HIGHLIGHTS

Q4 and FY 2017 Production Results

•	38% increase in consolidated gold production in FY 2017 to 267,565 ounces compared to FY 2016
•	Gold production by asset in FY 2017, as follows:
•	Wassa Main Pit: 75,736 ounces
•	Wassa Underground Gold Mine ("Wassa Underground"): 61,498 ounces
•	Prestea Open Pits: 121,757 ounces
•	Prestea Underground Gold Mine ("Prestea Underground"): 8,574 ounces
•	34% increase in consolidated gold production in the fourth quarter of 2017 to 71,769 ounces compared to the fourth quarter of 2016. Other highlights of the fourth quarter of 2017 included:
•	55% increase in Wassa Underground's head grade to 4.04 grams per tonne ("g/t") of gold ("Au") compared to the third quarter of 2017 and a 78% increase compared to the fourth quarter of 2016
•	57% increase in gold production from Prestea Underground compared to the third quarter of 2017
•	Processing of ore from the Prestea Open Pits expected to continue until the end of the first half of 2018
•	Consolidated cash balance of $27.8 million as at December 31, 2017

FY 2018 Guidance

•	FY 2018 consolidated guidance for gold production of 230,000-255,000 ounces, focusing on higher margin ore
•	Significant decrease in operating cost per ounce expected in 2018:
•	FY 2018 consolidated cash operating cost per ounce[1] expected to be 11-21% lower than the midpoint of the 2017 guidance range ($820) at $650-730
•	FY 2018 consolidated All-In Sustaining Cost ("AISC")[1] per ounce expected to be 7-17% lower than the midpoint of the 2017 guidance range ($1,020) at $850-$950

Notes:
1. See "Non-GAAP Financial Measures".

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"Achieving our 2017 production guidance while simultaneously operating two underground mines in the early stages of production is a great achievement and I would like to thank our teams at both operations for their hard work and commitment.  I'm particularly pleased to see the strong results from Wassa Underground in the fourth quarter of 2017, including a 55% increase in grade compared to the third quarter, and I look forward to stronger production in 2018 as we increase the mining rate further.  In 2018 our primary focus will be high grade, high margin underground ounces.  Although production in 2018 is anticipated to be lower than in 2017, our operating cost guidance is also significantly reduced and thus we believe this strategy delivers the best value for all of our stakeholders.  We will also continue with our exploration strategy, which seeks to increase the mine lives of both Wassa and Prestea and to find additional high margin ore sources to fully utilize the excess capacity at both of our processing plants."

2017 PRODUCTION RESULTS AND OPERATIONS UPDATE

Golden Star produced 267,565 ounces of gold in FY 2017, achieving the middle of the FY 2017 consolidated production guidance range of 255,000-280,000 ounces.  Consolidated gold production in the fourth quarter of 2017 increased by 34% to 71,769 ounces, compared to the same period in 2016.

As at December 31, 2017, Golden Star had a consolidated cash balance of $27.8 million.

Wassa Gold Mine

Gold production from the Wassa complex increased by 31% in FY 2017 to 137,234 ounces, compared to FY 2016. In the fourth quarter of 2017, gold production was 42,001 ounces, an increase of 43% compared to the fourth quarter of 2016.

The total ore processed by the Wassa processing plant during FY 2017 was 2.6 million tonnes at a blended grade of 1.73 g/t Au and with a metallurgical recovery of 95%.

Wassa Main Pit

Gold production from Wassa Main Pit was 75,736 ounces in FY 2017 and 21,149 ounces in the fourth quarter of 2017.  As previously announced, Golden Star took the decision during the third quarter of 2017 to defer the next pushback of Wassa Main Pit, Cut 3.  This followed an internal study to assess capital expenditure requirements and margins in light of the current gold price.  The purpose of this change is to focus on the higher grade, higher margin underground ounces.  Wassa is expected to become an underground-only operation by the end of January 2018, although 341,000 tonnes of lower grade, stockpiled ore will continue to be fed to the processing plant during the first nine months of 2018.

Wassa Underground

Gold production from Wassa Underground increased by 456% in FY 2017 to 61,498 ounces, compared to FY 20161.  In the fourth quarter of 2017, gold production was 20,852 ounces, representing a 165% increase compared to the fourth quarter of 20161 and a 31% increase compared to the third quarter of 2017.  Mining rates at Wassa Underground continued to be strong in the fourth quarter of 2017 at approximately 1,900 tonnes per day ("tpd"), which represents a 36% outperformance compared to the planned mining rate for 2017 of 1,400 tpd.  The head grade of Wassa Underground's ore being delivered to the processing plant increased by 55% in the fourth quarter of 2017 to 4.04 g/t Au, compared to the third quarter of 2017, and by 78% compared to the fourth quarter of 20161.

The targeted mining rate for Wassa Underground in 2018 is 2,700-3,000 tpd, with the potential to expand further in time.  The mining team is well-positioned to increase the tonnage profile in 2018, with the mining sequence working well and an increasing number of stopes prepared and developed.  Additionally, four new underground haulage trucks were purchased and arrived on site early in the fourth quarter of 2017 and a new stope drill has been commissioned.  Golden Star will provide further details of the new mine plan for the Wassa complex later in the first quarter of 2018.

From the commencement of development of Wassa Underground to December 31, 2017, 8,900 metres of development had been completed and the mining operations had accessed 25 stopes.

Notes
1. Wassa Underground was in pre-commercial production until December 31, 2016.

Prestea Gold Mine

Gold production from the Prestea complex was 130,331 ounces in FY 2017, which represents a 45% increase compared to FY 2016, primarily as a result of the contribution from the high grade Mampon deposit and Prestea Underground.  The Prestea complex also exceeded the top end of its upwardly revised FY 2017 production guidance of 120,000-130,000 ounces.  Gold production in the fourth quarter of 2017 increased by 23% to 29,768 ounces compared to the same period in 2016.

The total ore processed by the Prestea processing plant during FY 2017 was 1.6 million tonnes at a grade of 2.85 g/t Au, and with a metallurgical recovery of 86%.

Prestea Open Pits

Gold production from the Prestea Open Pits increased by 36% to 121,757 ounces in FY 2017, compared to FY 2016.  This represents a 74% outperformance compared to the top end of the Company's original 2017 guidance for these assets.  In the fourth quarter of 2017 the mine delivered 24,723 ounces, which is a 2% increase compared to the same period in 2016.

The Prestea Open Pits were expected to complete gold production at the end of 2017 but it is now anticipated that mining will continue until late in the first quarter of 2018 and processing of stockpiled ore will continue until the end of the first half of 2018.  This is due to additional ore being sourced from the Tuapim pit and the Beta South pit, which are close to Prestea, and the Aboronye pit, which is close to Mampon.  Golden Star will continue to review additional targets for ore supply and will provide updates as the year progresses.

Prestea Underground

Gold production from Prestea Underground was 8,574 ounces in FY 2017 and 5,045 ounces in the fourth quarter of 2017, which represents a 57% increase compared to the third quarter of 2017.  However production in the fourth quarter of 2017 was lower than anticipated due to weaker than expected blasting performance in the first stope.  After conducting an internal review, various adjustments have been made to drill design patterns, blasting practices and raise layouts in order to improve blasting efficiencies.  As a result, in-stope productivity has increased and progress with subsequent stopes has accelerated.

The blasting of the first stope is expected to be complete by mid-January 2018, at which point the stope will be filled with ore and the contained ounces held in stope inventory.  The operations team have been mucking the swell from the stope as the blasting progressed and when blasting is complete they will begin the final draw down of the ore at a planned rate of 300-400 tpd.  The longhole drilling of the second stope is progressing well, with blasting of this stope expected to begin in early February 2018.  Golden Star expects to draw down 150 tpd from this stope during February 2018, with the final draw down anticipated to begin in early March 2018.

The screening of the third stope is nearing completion and the operations team will then begin the cable bolting process.  The development of the fourth raise has advanced by approximately 68 metres and the fifth nest is complete, with the Alimak installed and ready to begin raise development.  The sixth nest is developed and installation of the Alimak is expected to begin in early February 2018 when the equipment will be transferred from the first stope.

Waste development within Prestea Underground is well advanced, so the operations team is now focused on advancing the reef drive, which runs from the twelfth stope onwards and travels along the reef for 14 stopes. As at December 31, 2017, 2,400 metres of development had been completed since the start of the project.

Prestea Underground has been delivering a consistent quantity of material to the processing plant throughout December 2017 and early January 2018.  From mid-January 2018 the grade is expected to increase significantly as the final draw down of the first stope begins.  The Company intends to blend 300-400 tpd of ore from the first stope with 100 tpd of material from the subsequent raises and the reef drive to deliver 400-500 tpd to the processing plant.  In early February 2018, the production rate is scheduled to ramp up further to 600-700 tpd as a result of the blasting of the second stope commencing and the mucking of the swell from this stope contributing to production.  With the production sequence now progressing well, commercial production at Prestea Underground is expected in early February 2018.

Exploration

Golden Star intends to release its exploration strategy for 2018 later in the first quarter of 2018.  It will include an update on the Company's key exploration targets, which have the potential to be additional high margin ore sources to fill the under-utilized processing capacity of Golden Star's two existing plants.

The Company also expects to release further drilling results from the B Shoot zone of Wassa Underground and the West Reef ore body of Prestea Underground later in the first quarter of 2018.

FY 2018 GUIDANCE

For the second consecutive year, the top end of the consolidated guidance range for the current year (FY 2018) for cash operating cost per ounce1 and AISC per ounce1 is below the bottom end of the guidance range for the previous year (FY 2017) on the same metrics, reflecting Golden Star's significantly reducing cost structure.

The following tables set out Golden Star's full year 2018 guidance in terms of gold production, cash operating cost per ounce1, AISC per ounce1, and capital expenditures.

Gold Production and Operating Cost Guidance

Asset	Gold Production (ounces)	Cash Operating Cost[1] ($/ounce)	AISC[1] ($/ounce)
Wassa	137,000-142,000	600-650	-
Prestea	93,000-113,000	740-880	-
Consolidated	230,000-255,000	650-730	850-950

Expected gold production in FY 2018 is lower than in FY 2017 due to the Company's transition to being a primarily underground-focused producer.  Gold production from the Wassa complex in FY 2018 is anticipated to be solely from Wassa Underground, with the exception of a small contribution from Wassa Main Pit stockpiles, as disclosed above.  Gold production from Prestea is expected to comprise ounces from the Prestea Open Pits and Prestea Underground during the first half of 2018, with production during the second half of 2018 relating solely to Prestea Underground.

Golden Star expects gold production to be weighted towards the second half of the year, despite the anticipated cessation in production from the Prestea Open Pits.  This is due primarily to an anticipated increase in both mining rate and grade from Wassa Underground during the second half of the year, as the mining operations progress to a deeper, higher grade area of the B Shoot zone and begin to access larger stopes.

Consequently, Golden Star anticipates that its cash operating cost per ounce1 and AISC per ounce1 will be higher during the first half of 2018, due to the continuing ramp up of both underground operations.

Notes:
1. See "Non-GAAP Financial Measures".

Capital Expenditures Guidance

Asset	Sustaining Capital ($ millions)	Development Capital ($ millions)	Total Capital Expenditures ($ millions)
Wassa	14.7	5.9	20.6
Prestea	3.0	6.3	9.3
Exploration	-	6.6	6.6
Consolidated	17.7	18.8	36.5

Capital expenditures for the two operations are budgeted to be significantly lower in FY 2018 than in FY 2017 and are expected to be incurred at a steady rate throughout the year.  The $5.9 million of development capital expenditures at Wassa are expected to be incurred primarily on the construction a ventilation intake/exhaust raise and a rock pass and on the purchase of additional mining equipment.  The $6.3 million of development capital expenditures at Prestea are anticipated to be incurred primarily on developing ore passes and ventilation raises and on the remaining modifications to the processing plant.

Total capital expenditures at Prestea are budgeted to be lower than at Wassa due to the existing historical workings within Prestea Underground and the smaller scale of the operations.  The cost to modernize historical workings is lower than the cost to build new workings and therefore the sustaining capital required for Prestea Underground is anticipated to be significantly lower than for Wassa Underground going forwards.

A breakdown of the 2018 exploration budget will be included in the exploration strategy update, which is expected to be released later in the first quarter of 2018.

Severance

Golden Star expects to incur $18.6 million in severance charges during 2018.  This is comprised of $10.0 million at Wassa, as a result of the decision to cease production from Wassa Main Pit, and $8.6 million at Prestea, as a result of mining from the Prestea Open Pits being expected to complete during the first quarter of 2018.  These charges are anticipated to be incurred in the first half of the year.

Although the severance charges in 2018 are significant, Golden Star believes that transitioning to being a primarily underground-focused producer is the optimal strategy for free cash flow generation in subsequent years.  The Company is focusing on high grade, low cost, high margin ounces in order to strengthen its financial position and to deliver robust value for its stakeholders.

Q4 AND FY 2017 FINANCIAL RESULTS

Golden Star expects to release its fourth quarter and full year 2017 Financial Results after market close on February 20, 2018.  The Company's 2017 cash operating cost per ounce1 and AISC per ounce1 will also be reported at that time.

Notes
1. See "Non-GAAP Financial Measures".

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce" and "All-In Sustaining Cost".  These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-In Sustaining Costs" commences with cash operating costs and then adds metals net realizable value adjustment, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are now also excluded from the calculation of All-In Sustaining Costs. Share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs amongst other things.  There are material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the non-GAAP measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2016, which is available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: the ability of Golden Star to fund its capital expenditures program; 2018 guidance in terms of gold production, cash operating cost per ounce, All-In Sustaining Cost per ounce and capital expenditures; the ability of Golden Star to increase the mine lives of its operations through exploration and to find additional sources of high margin ore; the targeted mining rate for Wassa Underground in 2018; the timing for releasing the new mine plan for Wassa; the timing for ceasing production at Wassa Main; the amount and grade of ore to be fed to processing plants in 2018; the grade to be delivered by the Prestea Open Pits in the first half of 2018; the timing for ceasing production at the Prestea Open Pits; the targeted mining rate from Prestea Underground in 2018; the commencement of commercial production from Prestea Underground in early February 2018; the timing of the release of the 2018 exploration strategy; the release of further drilling results from Wassa Underground and Prestea Underground during the first quarter of 2018; the timing for blasting the first stope and second stope at Prestea Underground; the timing and rate of the final draw at the first stope and second stope of Prestea Underground; the timing for commencing cable bolting at the third stope of Prestea Underground; the timing for installing the Alimak at the sixth nest of Prestea Underground; the ability to increase the grade at the first stope of Prestea Underground; the sustaining capital requirements of Wassa Underground relative to the sustaining capital requirements of Prestea Underground; the timing of the release of the 2018 exploration strategy and budget; the timing and amount of severance charges during 2018; the ability of Golden Star to strengthen its financial position and deliver value for its stakeholders; and timing of the release of the Company's FY and fourth quarter of 2017 financial results.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information or forward looking statements that are included in this news release except in accordance with applicable securities laws.

Technical Information

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 11-JAN-18